March 20, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Multi-Asset Income Fund Columbia U.S. Social Bond Fund
Post-Effective Amendment No. 223
File No. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on February 23, 2015 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Columbia Multi-Asset Income Fund—Prospectus comments

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please provide the completed tables with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 2:	Please explain in the Principal Investment Strategies section what is meant by the term “asset classes.”

Response:	The first sentence of the Principal Investment Strategies section will be revised to read: “Under normal circumstances, the Fund allocates its assets to multiple asset classes, such as equity, fixed income and cash/cash equivalents, as well as strategies designed to achieve desired investment exposures, including through the use of derivatives and other instruments and assets.”

Comment 3:	Please explain whether the Fund’s investment strategy involves setting target allocations for various asset classes.

Response:	The Fund’s investment strategy does not involve setting target allocations for various asset classes. The Principal Investment Strategies section states that “The Fund is not required to allocate its investments among asset classes or strategies in any fixed proportion. The relative proportions of the Fund’s investments allocated to each asset class or strategy may change over time based upon market and economic conditions.”

Comment 4:	Please confirm that the derivatives disclosure in the Fund’s principal investment strategies is consistent with the observations outlined in the Barry Miller letter titled Derivatives-Related Disclosures by Investment Companies (the Barry Miller Letter).

Response:	So confirmed.

Comment 5:	Please consider adding Investment Company Risk to the Principal Risks section.

Response:	“Investing in Other Funds Risk” and “Exchange-Traded Fund (ETF) Risk” will be added to the Principal Risks section.

Comment 6:	Since the Principal Investment Strategies section discusses Fund’s investments in mutual funds and ETFs, add a discussion regarding the expenses associated with investing in underlying funds.

Response:	A discussion relating to the fees and expenses associated with an investment by the Fund in underlying (acquired) funds is included in the Fund’s Principal Risks: Investing in Other Funds Risk and Exchange-Traded Fund Risk.

Columbia U.S. Social Bond Fund—Prospectus comments

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please provide the completed tables with the response letter.

Response:	See Exhibit B to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 2:	Please explain whether the Fund will be investing in ETFs.

Response:	Investments in ETFs are not expected to be a principal investment strategy of the Fund.

Comment 3:	The Fund’s Principal Investment Strategies section discusses selection of debt securities by the investment manager as follows: When selecting debt securities issued by corporate and other non-governmental issuers, the Fund’s investment manager will consider the sustainability and social impact of the issuer, its products and/or practices. (emphasis added) Please consider adding a set of criteria to explain “sustainability and social impact of the issuer.”

Response:	The Fund will include the following description of the screening process used for investments in corporate debt securities:

The Fund may invest up to 40% of its net assets (including the amount of any borrowings for investment purposes) in bonds and other debt securities issued by corporate and other non-governmental issuers. With respect to the portion of the Fund invested in corporate bonds, the Fund will primarily invest in bonds that, at the time of purchase, are investment grade or are unrated but determined to be of comparable quality. When evaluating debt securities issued by corporate and other non-governmental issuers, the investment manager will use social issue screens, monitored by a third party service provider, to help ensure that the Fund’s investments in such debt securities are consistent with the Fund’s investment objective. Although specific criteria for exclusion may change from time to time, the Fund will generally not invest in debt securities issued by companies that are determined to be involved in significant controversies relating to environmental, social and governance matters or companies that generate a significant portion of their revenues from ineligible products (such as alcohol, gambling, firearms or tobacco). When selecting which of the eligible debt securities to purchase, the Fund’s investment manager will further consider the environmental, social and governance practices and impacts of the issuer and its products in addition to factors relating to the investment merits of debt securities, such as interest rate, term and credit quality.

Comment 4:	Please consider adding Sustainable and Social Responsible Investing Risk to the Principal Risks section.

Response:	We intend to modify the current “Active Management Risk” to address any specific risk relating to the social investment strategy of the Fund.

Comment 5:	As discussed in the SEC’s Division of Investment Management guidance Risk Management in Changing Fixed Income Market Conditions, consider adding Risk of Investments in a Rising Interest Rate Environment to the Principal Risks section.

Response:	We have reviewed the guidance and, as a result thereof, made revisions to such principal risk disclosure.

Statement of Additional Information comment

Comment 1:	In the Fundamental Policies section, for purposes of concentration policy D6, please add disclosure indicating that the Funds will consider investments in other investment companies when complying with the concentration policy.

Response:	The following language will be included in the SAI: “The Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy.”

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filings are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filings. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Secretary
Columbia Funds Series Trust I

Exhibit A

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Classes I, R4, R5, W and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.75%		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class R4	Class R5	Class W	Class Z
Management fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%	0.00%	0.25%	0.00%
Other expenses(c)	0.41%	0.41%	0.21%	0.41%	0.26%	0.41%	0.41%
Acquired fund fees and expenses(d)	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%
Total annual Fund operating expenses	1.32%	2.07%	0.87%	1.07%	0.92%	1.32%	1.07%
Less: Fee waivers and/or expense reimbursements(e)	(0.33%)	(0.33%)	(0.28%)	(0.33%)	(0.28%)	(0.33%)	(0.33%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.99%	1.74%	0.59%	0.74%	0.64%	0.99%	0.74%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.
(c)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(d)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.
(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes and extraordinary expenses) until August 31, 2016, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.99% for Class A, 1.74% for Class C, 0.59% for Class I, 0.74% for Class R4, 0.64% for Class R5, 0.99% for Class W and 0.74% for Class Z.

Exhibit B

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Classes R4, R5 and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	3.00%		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R4	Class R5	Class Z
Management fees	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%	0.00%
Other expenses(c)	0.46%	0.46%	0.46%	0.31%	0.46%
Total annual Fund operating expenses	1.21%	1.96%	0.96%	0.81%	0.96%
Less: Fee waivers and/or expense reimbursements(d)	(0.26%)	(0.26%)	(0.26%)	(0.21%)	(0.26%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.95%	1.70%	0.70%	0.60%	0.70%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.
(c)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(d)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until November 30, 2016, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.95% for Class A, 1.70% for Class C, 0.70% for Class R4, 0.60% for Class R5, and 0.70% for Class Z.